Filed Pursuant to Rule 424(b)(3)

Registration No. 333-264686

Prospectus Supplement No. 11

(To Prospectus dated March 30, 2023)

Comera Life Sciences Holdings, Inc.

1,946,846 Warrants to Purchase Common Stock

15,093,712 Shares of Common Stock Including

1,946,846 Shares of Common Stock issuable upon the

exercise of Warrants and 342,755 Shares of Common Stock

issuable upon conversion of the Series A Convertible Perpetual

Preferred Stock offered by Selling Securityholders

This prospectus supplement no. 11 (this “Prospectus Supplement”) updates, amends and supplements the prospectus dated March 30, 2023 (as amended or supplemented from time to time, the “Prospectus”) which forms a part of the Registration Statement on Form S-1 (Registration Statement No. 333-264686) filed by Comera Life Sciences Holdings, Inc. (“Holdco”). Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on December 29, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus and any amendments or supplements thereto. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

The Holdco Common Stock is listed on the OTCQB of OTC Markets Group Inc. (the “OTCQB”) under the symbol “CMRA”, and the Holdco Warrants are listed on the OTC Pink Marketplace under the symbol “CMRAW”. On December 28, 2023, the closing price of the Holdco Common Stock as reported on the OTCQB was $0.055 per share, and the last sale price of the Holdco Warrants as reported on the OTC Pink Marketplace was $0.0069 per warrant.

Investing in our securities is highly speculative and involves a high degree of risk. Before buying any securities, you should review carefully the risks and uncertainties of investing in our securities described in the section titled “Risk Factors” beginning on page 17 of the Prospectus, and under similar headings in any amendments or supplements thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or passed upon the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is December 29, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 29, 2023

Comera Life Sciences Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-41403	87-4706968
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

12 Gill Street
Suite 4650
Woburn, Massachusetts	01801
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 871-2101

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	CMRA	The Nasdaq Stock Market LLC
Warrants	CMRAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

On December 29, 2023, Comera Life Sciences Holdings, Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers described below (collectively, the “Purchasers” and each, a “Purchaser”), pursuant to which the Company agreed to issue and sell to the Purchasers in a private placement (the “Private Placement”) $1,500,000 in aggregate principal amount of 12.0% Senior Secured Convertible Notes due 2024 (collectively, the “Notes”) and accompanying warrants (the “Warrants”) to purchase up to an aggregate number of shares (the “Warrant Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”) equal to 200% of the number of Note Shares (as defined below) issuable upon conversion of the Notes immediately following the closing of the Private Placement. The closing of the Private Placement was subject to customary representations and warranties and closing conditions, and took place on December 29, 2023 (the “Issuance Date”). No placement agent was retained, and no placement agent fees are payable in connection with the Private Placement. The Company intends to use the net proceeds from the Private Placement for working capital and general corporate purposes in accordance with the Purchase Agreement.

The Notes are senior secured obligations of the Company. The Notes bear interest at a rate of 12.0% per year, payable monthly in arrears on the last day of each month, commencing on January 31, 2024, and will mature on December 29, 2024, unless earlier redeemed, repurchased or converted in accordance with their terms. For any interest period for the Notes, the Company can elect to pay interest in cash or in PIK interest by increasing the outstanding principal amount of the Notes in the aggregate principal amount of the interest accrued for the applicable interest period. The Notes, including the principal and all accrued and unpaid interest thereon, are convertible at the option of any Purchaser at any time or times on or after the Issuance Date into shares of the Company’s Common Stock (the “Note Shares” and, collectively with the Notes, the Warrants and the Warrant Shares, the “Securities”), at a conversion price of $0.055 per share (subject to adjustment in accordance with the terms of the Notes), which was the closing sale price of the Company’s Common Stock on the OTCQB market on the trading day immediately preceding the Issuance Date (the “Closing Price”). Subject to the terms of the Notes, upon specified Events of Default (as defined in the Notes), the Purchasers can require the Company to redeem all or any portion of the Notes in cash at a price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The Notes are secured by a first priority lien on substantially all of the properties, assets, and rights of the Company. The Notes are not guaranteed.

While any of the Notes are outstanding, the Company is subject to certain affirmative and negative covenants as set forth in the Notes. The terms of the Notes may be amended or waived with the consent of Purchasers representing at least two-thirds of the aggregate principal amount of the Notes then outstanding, subject to the terms thereof.

The Warrants will expire five (5) years from the Issuance Date and are immediately exercisable at an exercise price equal to the Closing Price (subject to adjustment in accordance with the terms of the Warrants).

Pursuant to the Purchase Agreement, the Purchasers have a right, for one year from the date of execution of the Purchase Agreement, to participate in up to 50% in the aggregate offering amount of any equity securities that the Company may issue or sell, subject to certain limited exceptions. The Company is also restricted, for a period of 60 days after the Issuance Date, from raising any equity or debt capital, subject to certain limited exceptions, or from filing any registration statement or amendment or supplement thereto, except for a Registration Statement on Form S-8 in connection with any employee benefit plan, unless such restriction is waived by Purchasers representing a majority of the aggregate principal amount of the Notes then outstanding.

Pursuant to and in accordance with the terms and conditions of the Purchase Agreement, the Purchasers have a right, until the later of December 29, 2024 and the payment in full in cash of all obligations in respect of the Purchase Agreement and the Securities, to purchase all outstanding shares of the Company’s Common Stock not then held by the Purchasers, upon the written notice of Purchasers representing at least two-thirds of the aggregate principal amount of the Notes then outstanding (the “Share Purchase”). Subject to the terms and conditions of a definitive agreement relating thereto, the purchase price will be cash consideration per share of Common Stock equal to the greater of: (i) $0.0825 per share of Common Stock and (ii) an amount per share of Common Stock equal to 1.5 times the closing price of the Company’s common stock on the date immediately preceding the execution of a definitive agreement to effect the Share Purchase. In connection with the Share Purchase right, until the later of December 29, 2024 and the payment in full in cash of all obligations in respect of the Purchase Agreement and the Securities, the Company has agreed to deal exclusively with the Purchasers, such that neither the Company nor any of its representatives will, directly or indirectly, solicit, encourage or initiate any offer or proposal from, or engage in any discussions with, or provide any information to, any corporation, partnership, person or other entity or group concerning the sale of the Company or any of its securities or assets or any merger, consolidation, liquidation, restructuring, recapitalization or similar transaction involving the Company, except with respect to the sale of assets in the ordinary course of business consistent with past practice.

Pursuant to the Purchase Agreement, as long as any Purchaser owns any Securities, and upon written request by Purchasers representing at least a majority of the aggregate principal amount of the Notes then outstanding, the Company has agreed to register the resale of all of the Note Shares and Warrant Shares with the Securities and Exchange Commission as soon as reasonably practicable.

Pursuant to the Purchase Agreement, the Purchasers have agreed to, or have agreed to cause relevant other parties to, consent to the Private Placement, waive certain outstanding redemption rights which such party may have in connection with the Company’s receipt of proceeds under the Private Placement, waive certain outstanding rights to participate in any offering of securities or in any financing by the Company, and consent to a reduction in the share reservation by the Company in connection with certain outstanding Common Stock purchase warrants, in each case, as of the Issuance Date.

The Purchasers consist of a select group of existing stockholders who are qualified institutional buyers, institutional accredited investors or accredited investors and include Charles Cherington, the beneficial owner of more than 20% of Common Stock prior to the Issuance Date; The Alexander V. Soane 2019 Irrevocable Trust dated June 7, 2019 and The Nicholas V. Soane 2019 Irrevocable Trust dated June 7, 2019, for each of which David Soane, the beneficial owner of more than 20% of Common Stock prior to the Issuance Date, serves as trustee; Freebird Partners LP, and IAF, LLC, each a beneficial owner of 10% or more of Common Stock prior to the Issuance Date; and the John D. Halpern Revocable Trust, Denny Family Partners II, LLC and Regolith Capital Investments L.P., each a beneficial owner of 5% or more of Common Stock prior to the Issuance Date. The Warrants and the Notes contain beneficial ownership limitations that may be waived at the option of each holder upon 61 days’ notice to the Company, but no such beneficial ownership limitations apply to Charles Cherington, The Alexander V. Soane 2019 Irrevocable Trust dated June 7, 2019 and The Nicholas V. Soane 2019 Irrevocable Trust dated June 7, 2019. Other than with respect to the foregoing, each of the Purchasers participated on the same terms and subject to the same conditions as all other Purchasers.

The Securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Company is relying on the private placement exemption from registration provided by Section 4(a)(2) of the Securities Act and by Rule 506 of Regulation D promulgated thereunder, and in reliance on similar exemptions under applicable state laws. The Company relied on this exemption from registration based in part on representations made by the Purchasers, including that each Purchaser is an “accredited investor,” as defined in Rule 501(a) promulgated under the Securities Act.

The foregoing descriptions of the Purchase Agreement, the Notes and the Warrants are summaries of the material terms of such agreements and documents, do not purport to be complete and are qualified in their entirety by reference to the Form of Senior Secured Convertible Note filed as Exhibit 4.1, the Form of Common Stock Purchase Warrant filed as Exhibit 4.2 and the Purchase Agreement filed as Exhibit 10.1.

Neither this Current Report on Form 8-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy any securities of the Company.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosures set forth in Item 1.01 above are incorporated herein into this Item 2.03.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosures set forth in Item 1.01 above are incorporated herein into this Item 3.02.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements that are based on the beliefs and assumptions of the Company’s management and on information currently available to the Company’s management. Forward-looking statements include statements related to the expected use of proceeds from the Private Placement. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipate,” “could,” “expect,” “may,” “intend,” “should,” “plan,” “will,” “will be,” “would” or similar expressions and the negatives of those terms. Actual results and the timing of events could materially differ from those anticipated in such forward-looking statements as a result of certain risks and uncertainties including those described in more detail in the Company’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents on file with the SEC, each of which can be found on the SEC’s website, www.sec.gov, or the investor relations portion of the Company’s website, https://ir.comeralifesciences.com/financial-information/sec-filings. Except as required by law, the Company assumes no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

4.1	Form of Senior Secured Convertible Note

4.2	Form of Common Stock Warrant

10.1	Securities Purchase Agreement, dated December 29, 2023, by and among Comera Life Sciences Holdings, Inc. and the Purchasers defined therein
104	Inline XBRL for the cover page of this Current Report on Form 8-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 29, 2023	COMERA LIFE SCIENCES HOLDINGS, INC.

	By:	/s/ Michael Campbell
	Name:	Michael Campbell
	Title:	Executive Vice President and Chief Financial Officer